SEC File No. 812-13934

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

__________________________________________

In the Matter of

Factor Advisors, LLC
FactorShares Trust
Quasar Distributors, LLC

________________________________________

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

Please send all communications to:

W. John McGuire, Esq.
Michael Berenson, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

As filed with the Securities and Exchange Commission on June 25, 2012

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Factor Advisors, LLC
FactorShares Trust
One Penn Plaza
36th floor
New York, NY 10019

Quasar Distributors, LLC
615 East Michigan Street, 4th Floor
Milwaukee, Wisconsin 53202

File No. 812-13934

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

I. SUMMARY OF APPLICATION

A.	Request for Order

In this second amended and restated application (the “Application”), Factor Advisors, LLC (“Factor,” and together with any entity controlling, controlled by or under common control with Factor, the “Adviser”), FactorShares Trust (the “Trust”) and Quasar Distributors, LLC (the “Distributor” and, collectively with the Adviser and the Trust, the “Applicants”), apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Order”).  The Relief requested in this Application relates to the initial series of the Trust (“Initial Funds”), each of which will correspond to the price and yield performance, before fees and expenses, of an equity securities index.  Applicants request that the Order also apply to future series of the Trust and any other existing or future registered open-end management investment company and its series that comply with the terms and conditions of the Application (“Future Funds,” and together with the Initial Funds, the “Funds”).1  Each Fund will be advised by the Adviser, and seek investment returns that correspond to the price and yield performance before fees and expenses of a securities index.  The requested Order would permit, among other things:

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1
All entities that currently intend to rely on the Order are named as Applicants.  Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

1.
the exchange-traded shares (“ETS”) of the Funds to trade on a national securities exchange, as defined in Section 2(a)(26) of the 1940 Act (each, an “Exchange”), such as the Nasdaq Stock Market, Inc. (“Nasdaq”), the New York Stock Exchange (“NYSE”), and NYSE Arca, Inc. (“Arca”), at negotiated market prices rather than at net asset value per ETS (“NAV”);

2.	ETS to be redeemable in large aggregations (“Creation Units”) only;
3.
certain Funds invested, in whole or in part, in foreign equity securities to pay redemption proceeds more than seven calendar days, but no later than fourteen calendar days, after ETS are tendered for redemption;

4.	certain affiliated persons of a Fund to buy securities from, and sell securities to, the Funds, in connection with the in-kind purchase and redemption of Creation Units;
5.
registered open-end management investment companies and unit investment trusts that are not advised or sponsored by Adviser and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Funds2 (“Acquiring Management Companies” and “Acquiring Trusts,” respectively, and collectively, “Acquiring Funds”), to acquire ETS of the Funds beyond the limits of Section 12(d)(1)(A) of the 1940 Act;

6.
the Funds, Distributor, as defined below, and any other broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell ETS to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act; and

7.
a Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an Acquiring Fund to sell its ETS to, and redeem its ETS from, the Acquiring Fund and to engage in the accompanying in-kind transactions.

The Order would permit Applicants to operate various index-based exchange-traded funds (“ETFs”).  The relief requested in items 1-4 above may be referred to as “ETF Relief.”  The relief requested in items 5-7 above may be referred to as “12(d)(1) Relief.”  The relief described in this Sub-Section I.A will be collectively referred to as the “Relief.”

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund, and the proposed transactions are consistent with the general purposes of the 1940 Act, and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the 1940 Act, the requested exemption is consistent with the public interest and the protection of investors.
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2
Applicants do not request the 12(d)(1) Relief with respect to any Fund that acquires securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, consistent with condition 16 below.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”).

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The Relief requested in this Application is similar to the relief granted by the Commission to open-end management companies (collectively, the “Prior ETFs”) pursuant to their respective applications for exemptive relief.3  The term “Prior Orders” is used herein when referring to orders granting such exemptive relief.

II. BACKGROUND

A.	The Trust

The Trust is a Delaware statutory trust, which is registered under the 1940 Act as an open-end management investment company.  The Trust is authorized to offer an unlimited number of series (i.e., Funds) and shares (i.e., ETS).

Each Fund will be diversified or nondiversified and operate pursuant to the terms and conditions stated in the Application.  Each Fund intends to qualify as a “regulated investment company” (a “RIC” ) under the Internal Revenue Code (the  “Code” ).

Each Fund will seek investment returns that, before fees and expenses, correspond to the price and yield performance of a particular securities index (“Underlying Index”).4  Each Fund will be entitled to use its Underlying Index pursuant to a licensing agreement with the entity that creates, compiles, sponsors, or maintains the Underlying Index (“Index Provider” ) or pursuant to a sub-licensing agreement with the Adviser, which will enter into a licensing agreement with the relevant Index Provider.  An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology, the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s registration statement.  Such investments would be made consistent with Section 12(d)(l) of the Act, and/or any exemptive relief thereunder.  Such investments would generally be made through purchases of ETS in the secondary market or through receipt of ETS as part of the securities contributed to a Fund through the in-kind purchase of one or more Creation Units.  Funds may invest in ETFs that are in the same group of investment companies and/or outside the same group of investment companies and in pooled investment vehicles (“ETVs”) that are not registered with the Commission under the 1940 Act but that are registered under the Securities Act of 1933, as amended (“Securities Act”),5 though no relief is requested herein to permit such investments.
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3
With respect to the ETF Relief and Section 12(d)(1) Relief, see Index IQ ETF Trust, et al., Investment Company Act Rel. Nos. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009)(order);  In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust,  Investment Company Act Rel. Nos. 28723 (May 11, 2009)(notice) and 28752 (June 1, 2009)(order).  With respect to Section 12(d)(1) Relief, see In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Rel. Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009)(order).  With respect to the relief to invest in short positions, see FFCM, LLC, Foreside Fund Services, LLC and FQF Trust, Investment Company Act Rel. Nos. 29720 (Jul. 11, 2011) (notice) and 29747 (Aug. 5, 2011) (order), Rafferty Asset Management, LLC and Direxion Shares ETF Trust, Investment Company Act Rel. Nos. 28889 (Aug. 27, 2009) (notice) and 28909 (Sept. 22, 2009) (order).

4	The component securities of an Underlying Index are referred to as “Component Securities.”

5
As used in this Application, ETVs are organized in the United States and trade on an Exchange.  They are structured as special purpose vehicles which own pools of assets and issue equity interests in such pools by registering their securities for sale under the Securities Act.  ETVs do not include exchange-traded notes or publicly traded commodity pools.

Each Fund’s ETS will be listed and traded on an Exchange.  The initial trading price per ETS of each Fund is expected to fall in the range of $20 to $250.  ETS will not be individually redeemable; only ETS combined into Creation Units will be redeemable.  Creation Units will not be listed or traded on an Exchange; only individual ETS will be listed and traded on an Exchange.

Applicants believe that the ETS must be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting the specified Creation Units for redemption.  Applicants believe that this structure will permit efficiencies in pricing, respond to market needs and provide reductions in certain costs experienced by the Trust, including overhead costs such as custodial, transaction and fund accounting costs.

B.	The Adviser

The Adviser is a Delaware limited liability company, with its principal office in One Penn Plaza, 36th floor, New York, NY 10019.  The Adviser is currently in the process of registering as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser is not and will not be an affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) of any Exchange on which ETS are listed.

The Adviser may enter into sub-advisory agreements with additional investment advisers to act as sub-advisers with respect to the Trust and any of the Funds (“Sub-adviser”).  Any Sub-adviser will be registered under the Advisers Act and will not be an affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) of the Exchange on which the Fund’s ETS are listed.

The Adviser, subject to the oversight and authority of the board of directors or trustees of the Funds (the “Board”), will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund.  If the Adviser engages a sub-adviser, the Adviser will develop the overall investment program for each Fund and oversee the sub-adviser’s activities.  The sub-adviser’s role will be the same, regardless of whether a Fund uses a replication strategy or a representative sampling strategy.

The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.  The Adviser or a sub-adviser, or affiliates of the Adviser or a sub-adviser, may be hired to provide such services to the Trust, including administration, custody, distribution and/or transfer agency services, subject to the Board’s approval.

C.	The Underlying Indexes

1.	Description

Underlying Indexes may include: any domestic equity, foreign equity or fixed income index (respectively, a “Domestic Index,” “Foreign Index” or “Fixed Income Index”) or combination thereof.  Each Domestic Index is an index comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets.6  Each Foreign Index is comprised of foreign equity securities.  Each Fixed Income Index is comprised of domestic or foreign fixed income securities.  Funds tracking Domestic, Foreign and Fixed Income Indexes are, respectively, “Domestic Funds,” “Foreign Funds” and “Fixed Income Funds.”7  Each Underlying Index will employ a rules-based approach to determine the Component Securities, and weightings of the Component Securities, of the Underlying Index.

Certain Underlying Indexes will include only long (as opposed to long and short) positions in Component Securities and in that regard will be substantially the same as indexes that have been the subject of many previously granted exemptive applications (“Standard Indexes”).8  Each Standard Index will be a Domestic Index, Foreign Index, Fixed Income Index or combination thereof.  Funds based on Standard Indexes are “Standard Funds.”

Underlying Indexes that include both long and short positions in securities are referred to as “Long/Short Indexes.”  The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index.  The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings.  Each Long/Short Index will be a Domestic Index, Foreign Index, Fixed Income Index or combination thereof.  Funds based on Long/Short Indexes are “Long/Short Funds.”
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6
Securities issued by non-domestic issuers may trade in the U.S. markets as Depositary Receipts, ordinary shares, and New York Shares. Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary. A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available. Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act, on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange.  No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

7
Funds that invest in both domestic and foreign securities may be considered “Global Funds.”  That portion of a Global Fund that invests in domestic securities will comply with requirements applicable to Domestic Funds, and that portion of a Global Fund that invests in foreign securities will comply with the requirements applicable to Foreign Funds.  Similarly, Funds that invest in both equity and fixed income securities may be considered “Mixed Funds.”  That portion of a Mixed Fund that invests in equity securities will comply with requirements applicable to equity securities of the type held, and that portion of a Mixed Fund that invests in fixed income securities will comply with the requirements applicable to fixed income securities of the type held.

8
See, e.g.,. Russell Investment Management Company, et al., IC Rel.  No.  29655 (April 20, 2011) (notice) and IC Rel.  No.  29671 (May 16, 2011) (order), In the Matter of FaithShares Trust, et al., Investment Company Act Release Nos. 28991 (Nov. 5, 2009) (notice) and 29065 (Dec. 1, 2009) and In the Matter of ShariahShares Exchange-Traded Fund Trust, et al.,  Investment Company Act Release Nos. 29127 (Jan. 29, 2010) (notice) and 29130 (Feb. 22, 2010).

Underlying Indexes that use a 130/30 investment strategy are referred to as “130/30 Indexes.”  The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index.  The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings.  Each 130/30 Index will be a Domestic Index, Foreign Index, Fixed Income Index or combination thereof.  Funds based on 130/30 Indexes are “130/30 Funds.”

No Index Provider will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, a Fund, or a promoter, the Adviser, a Subadviser or the Distributor (as defined below) of the Trust or Funds.

D.	The Distributor

Quasar Distributors, LLC, a broker-dealer registered under the Exchange Act will act as the principal underwriter of the Initial Funds.  The Distributor will distribute ETS on an agency basis.  The Distributor will not be affiliated with any Exchange on which ETS will be listed.  The Applicants request that the Order also apply to future Distributors of the Trust that comply with the terms and conditions of the Order.

III. APPLICANTS’ PROPOSAL

A.	Capital Structure and Voting Rights; Book-Entry of ETS

Each Fund will have one class of ETS.  Each ETS-holder of the Trust (“shareholder”) will have one vote per ETS with respect to matters regarding the Trust or Fund for which a shareholder vote is required under the 1940 Act, the Rules promulgated thereunder or relevant state law.

ETS will be registered in book-entry form only and Funds will not issue individual share certificates.  No beneficial owner of ETS (referred to herein as “Beneficial Owners”) shall have the right to receive a certificate representing such ETS.  DTC, a limited purpose trust company organized under the laws of the State of New York, or its nominee will be the record or registered owner of all outstanding ETS.  Beneficial ownership of ETS will be shown on the records of the DTC or DTC participants (e.g., broker-dealers, banks, trust companies, and other financial institutions) (“DTC Participants”).  All references herein to rights of Beneficial Owners or shareholders of ETS shall reflect the rights of such persons, as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

B.	Investment Objectives and Principal Investment Strategies

Each Fund will seek investment results that correspond, before fees and expenses, to the price and yield performance of its Underlying Index.  Each Fund may be a Domestic Fund, Foreign Fund, Fixed Income Fund, Global Fund and/or Mixed Fund.  Applicants anticipate that many, if not all, of the Foreign Funds and Global Funds will invest a portion of their assets in Depositary Receipts representing the Component Securities of their respective Underlying Indexes.

The Adviser may fully replicate an Underlying Index or use a “sampling” strategy to track an Underlying Index.  A Fund that utilizes a representative sampling strategy will hold a basket of Component Securities, but may not hold all of the Component Securities (as compared to a Fund that uses a replication strategy that invests in substantially all of the Component Securities in the same approximate proportion as they appear in the Underlying Index).  Such a sampling strategy has been commonly employed by Prior ETFs.  A Fund using a representative sampling strategy will attempt to match the risk and return characteristics of a Fund’s portfolio to the risk and return characteristics of its Underlying Index.  Use of the representative sampling strategy may prevent a Fund from tracking the performance of its Underlying Index with the same degree of accuracy as would a Fund that invests in every Component Security of the Underlying Index.  Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.

There are many benefits to the employment of sampling strategies with respect to Fixed Income Funds.  For example, the Adviser can avoid bonds that are relatively expensive (i.e., bonds that trade at perceived higher prices or lower yields due to supply or demand) but have the same relative risk, value, duration and other characteristics as less expensive bonds.  In addition, the use of sampling techniques permit the Adviser to exclude bonds that it believes will soon be deleted from the Fixed Income Index.  The Adviser can also avoid holding bonds it deems to be less liquid than other bonds with similar characteristics, facilitating a more tradable portfolio.  Lastly, the Adviser can develop a Deposit Basket (as defined below) that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

The Funds may invest up to 20% of total assets (the “Asset Basket”) in (a) securities other than Component Securities, (b) “Financial Instruments”  (including (i) futures contracts, (ii) options on securities, indexes and futures contracts, (iii) equity caps, collars and floors, (iv) swap agreements and (v) forward contracts) and (c) money market instruments ( “Money Market Instruments”).9  Funds may hold in their Asset Basket the instruments described in (a) through (c) to the extent that the Adviser believes such investments should help the Fund’s overall portfolio track the Underlying Index.

1.	Standard Funds

Each Standard Fund will invest at least 80% of total assets in Component Securities or, as applicable, Depositary Receipts or TBA Transactions (as defined below) representing Component Securities.  The remainder of each Standard Fund’s assets will be its Asset Basket and may be invested as described above.
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9
For purposes of this Application, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, and includes U.S. government securities and repurchase agreements.  All Money Market Instruments held by a Fund will meet the definition of “Eligible Security” in rule 2a-7 under the 1940 Act.

     2.           Long/Short Funds

Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index.  The net investment exposure of each of the Long/Short Funds will equal its net assets.

With respect to a Long/Short Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the Long/Short Index.  With respect to a Long/Short Fund’s short position, each Fund expects to hold short positions in Component Securities from the short portion (“Short Positions”) of the Long/Short Index.  Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions) including Short Positions, of the Long/Short Index.10  The remainder of each Long/Short Fund’s assets will be its Asset Basket and may be invested as described above.  To the extent required by Section 18(f) of the 1940 Act, securities and other investments (“Portfolio Investments”) and/or cash in a Long/Short Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.11

3.	130/30 Funds

Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by the underlying 130/30 Index.  The net investment exposure of each of the 130/30 Funds will equal its net assets.

With respect to a 130/30 Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the 130/30 Index.  With respect to a 130/30 Fund’s short position, each Fund expects to hold Short Positions.

Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.12  By way of example, assuming total assets equal $100, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its underlying Domestic 130/30 Index.  The Domestic 130/30 Fund would then establish Short Positions in short positions dictated by the Domestic 130/30 Index.  In connection with the establishment of the Short Positions, the Domestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index.  It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities,
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10	For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

11
See Securities Trading Practices of Registered Investment Companies, Investment Company Act Rel. No. 10666 (Apr. 18, 1979).  See also  Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

12
Applicants use the following naming convention throughout the Application:  a Domestic Index that is a 130/30 Index is referred to as a “Domestic 130/30 Index;” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Domestic 130/30 Fund.”  This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index,” and a Fund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Fund,” etc.

Financial Instruments or Money Market Instruments as deemed appropriate by Adviser to track the Domestic 130/30 Index.  To the extent required by Section 18(f) of the 1940 Act, Portfolio Investments and/or cash in the Domestic 130/30 Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.13

Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes. Fixed Income 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes or TBA Transactions (as defined below) representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes.

The Long/Short Funds’ and 130/30 Funds’ holdings of Financial Instruments and Short Positions, along with Deposit Basket information, will be provided in both the IIV File (as defined below), which will be available upon request, and in the full portfolio holdings disclosure, which will be on the Funds’ publicly available website (“Website”).  Given either the IIV File or the Funds’ Website disclosure, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, the investment characteristics of any Financial Instruments and Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their ETS.

4.	The Initial Funds

The Initial Funds will be the following series of the Trust: PureFunds ISE Mineral ETF (“Mineral ETF”), PureFunds ISE Resource Exploration and Extraction ETF (“Extraction ETF”) and PureFunds ISE Mining ETF (“Mining ETF”). The Index Provider for the Initial Funds is the International Securities Exchange, LLC.

The Mineral ETF seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the ISE Global Mineral Index.  This index tracks the performance of the largest and most liquid companies involved in the mineral industry, including companies that produce, explore for, and sell mineral.  As of June 18, 2012, the Underlying Index had 27 constituents, 24 of which are foreign companies.

The Extraction ETF seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the ISE Global Resource Exploration and Extraction Index.  This index tracks the performance of the largest and most liquid companies involved in the resource exploration and extraction industry, including companies that manufacture, lease, sell equipment and provide consulting or other services to the exploration and extraction industry.  As of June 18, 2012, the Underlying Index had 33 constituents, 30 of which are foreign companies.
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13	See supra note 13.

The Mining ETF seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the ISE Global Mining Index. This index tracks the performance of the companies involved in the mining industry, including companies that explore for and produce metal.  As of June 18, 2012, the Underlying Index had 27 constituents, 22 of which are foreign companies.

Each Fund will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of its Underlying Index in approximately the same proportions as in the Underlying Index. However, each Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow the Underlying Index, in instances in which a security in the Underlying Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not to its Underlying Index.

C.	Exchange Listing of the ETS

The ETS will be listed on an Exchange.  The Distributor will serve as principal underwriter of the Funds.  The principal secondary market for the ETS will be the Exchange on which they are primarily listed, as applicable (the “Primary Listing Exchange”).  No Exchange on which a Fund is listed will be an affiliated person of any Fund, Advisor or Distributor.  ETS traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated to act as a market maker (“Market Maker”) to maintain a market for the ETS trading on the Primary Listing Exchange or such other Exchange.14  No Market Maker for ETS of any Fund will be an affiliated person of, or an affiliated person of an affiliated person of, the Fund, except potentially under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of ETS, as described below.  ETS may also be cross-listed on one or more foreign securities markets.

D.	Sales of ETS

1.	General

a.           Purchase and Redemption of Creation Units

Each Fund will issue, on a continuous offering basis, Creation Units, which will typically be between 25,000 and 100,000 ETS.  The size of such Creation Units will be determined by the Adviser, based in part on the estimated initial trading price per ETS of the Fund, its Underlying Index, if applicable, and anticipated investors.  The initial offering price of a Creation Unit will be a minimum of $1,000,000.
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14
If ETS are listed on Nasdaq or a similar electronic Exchange (including Arca), one or more member firms of that Exchange will act as Market Maker  and maintain a market for ETS trading on the Exchange.  On Nasdaq, no particular Market Maker would be contractually obligated to make a market in ETS. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in ETS to maintain a listing. In addition, on Nasdaq and Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

In order to keep costs low and, potentially, permit closer tracking of each Fund's Underlying Index, ETS will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").15 On any day that a Fund is required to be open under Section 22(e) of the 1940 Act (a “Business Day”), the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund's portfolio (including cash positions),16 except:

(a)           in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)           for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;17

(c)           TBA Transactions, derivatives and other positions that cannot be transferred in kind18 will be excluded from the Deposit Instruments and the Redemption Instruments.19

(d)           to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund's portfolio;20 or

(e)           for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing").

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount"). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.
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15
The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

16	The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

17	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

18	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

19	Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

20
A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)           to the extent there is a Cash Amount, as described above;

(b)           if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)           if, upon receiving a purchase or redemption order from an Authorized Participant (defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;21

(d)           if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming ETS on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)            if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.22

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.23  The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.
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21
In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

22	A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

23	If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions.

Creation Units will be sold through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE, ordinarily 4:00 p.m. Eastern Time (“E.T.”), on each day that the NYSE is open for business.  The Trust will sell and redeem Creation Units of each Fund on any Business Day.  Each Fund will always have a fixed number of ETS in a Creation Unit.

ETS will be listed and traded on an Exchange in the same manner as other equity securities.  The price of ETS trading on an Exchange will be based on a current bid/offer market.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Purchases and sales of ETS on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of ETS by means of bids and offers in the secondary market is not novel.  This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance.  This also is the method employed by Prior ETFs, whose individual securities all trade in the secondary market.  Applicants have been informed that Prior ETFs have traded at, or very close to, their respective NAVs since their trading commenced.  Like those products, the Funds will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that ETS similarly do not trade at a material premium or discount in relation to NAV.

b.           Transaction Fees

Each Fund may impose transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Creation Units.  The Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.  The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.   The purpose of the Transaction Fees is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions in connection with the purchase and redemption of Creation Units.  Where the Adviser permits an in-kind purchaser to substitute cash in lieu of certain Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such securities, including operational processing and brokerage costs (such as part or all of the spread between the expected bid and offer side of the market relating to such securities).

The amount of the maximum Transaction Fee for each Fund and the method of calculating such Transaction Fees will be set separately.  Variations in the Transaction Fees may be imposed from time to time in accordance with Rule 22d-1 under the Act.  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased or decreased.  Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

2.	Timing of Purchase and Redemption Orders

All orders will be required to be received by the Order Cut-Off Time (as defined below) in order to be processed on the same Business Day (the “Transmittal Date”).  The “Order Cut-Off Time” of each Fund is the time at which the Fund calculates its NAV.  Each Fund currently intends to calculate its NAV as of the close of regular trading on the NYSE (ordinarily 4:00 p.m. E.T.).  Thus, Order Cut-Off Time of each Fund is currently generally expected to be 4:00 p.m. E.T.  The Order Cut-Off Time will be disclosed to Authorized Participants in the Participant Agreement (both as defined below).

The Order Cut-Off Time may be advanced in the case of custom orders, i.e. orders for which the Fund permits the substitution of an amount of cash to be added to the Cash Amount to replace any Deposit Instrument in reliance on paragraph (e)(i) or (e)(ii) on page 12.    Specifically, the Order Cut-Off Time may be advanced by up to two (2) hours in the case of custom orders.  Currently, in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. E.T.  In addition, on days when the Exchange or bond markets close earlier than normal, the Funds may require orders for Creation Units to be placed earlier in the day.  For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for Fixed Income Funds is expected to be no later than 11:00 a.m. E.T.

3.	Placement of Purchase Orders

All orders to purchase Creation Units must be placed on a Business Day with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,”  i.e., a broker-dealer or other participant in the Continuous Net Settlement System of the NSCC (“CNS System”), a clearing agency registered with the Commission, or (2) a DTC Participant, which, in either case, has signed a “Participant Agreement” with the Distributor.  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of an Exchange.  The Distributor will furnish to those placing such orders acknowledgement that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form by the Order Cut-Off Time.

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate “delivery” of the appropriate number of ETS to the book-entry account specified by the entity placing the order. The Distributor will be responsible for delivering, as necessary, the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of ETS.  The Distributor may delegate certain administrative tasks to an administrator.

4.           Payment Requirements

As noted above, purchases of Creation Units of ETS generally will be made by a deposit with the Fund of a Deposit Basket.  Authorized Participants purchasing Creation Units of ETS must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of ETS (such process being referred to herein as the “ETS Clearing Process”) or (2) deliver Deposit Baskets to the Trust outside the ETS Clearing Process, through the facilities of DTC (“DTC Process”).

A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

A Deposit Basket will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until the next Deposit Basket is made available.  The Deposit Instruments will change from time to time to reflect rebalancing adjustments and corporate action events as well as adjustments to the weighting or composition of the Component Securities in any Underlying Index, if applicable, the Cash Amount and Transaction Fee may be referred to collectively as the “Cash Component” of a purchase or redemption order.

5.	Settlement and Clearing of Purchase and Redemption Orders

Purchase orders for creations and redemptions of Creation Units will be processed either through the enhanced ETS Clearing Process or through the manual DTC Process.  Settlement and clearing of foreign securities, however, presently cannot be made using either the ETS Clearing Process or the DTC Process.

The enhanced ETS Clearing Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.  With respect to domestic equities, the enhanced clearing process is available, but only to those DTC Participants that also are participants in the CNS System of the NSCC.  By contrast, the manual DTC Process, which is available to all DTC Participants, involves a manual line-by-line movement of each securities position.  Because the DTC Process involves the movement of hundreds of securities individually, while the ETS Clearing Process can act on instructions regarding the movement of one unitary basket that automatically processes the movement of hundreds of securities, DTC may charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

For Funds investing in foreign equities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate sub-custodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Instruments and cash.  If applicable, the sub-custodians will confirm to the Custodian that the required securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities and/or cash have been delivered.

The fixed income securities that are Deposit Instruments will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.  Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Other Deposit Instruments will settle in accordance with the normal rules for settlement of such securities in the applicable market.

ETS will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of ETS only upon validation that such securities and/or cash have settled correctly.  The settlement of ETS will be aligned with the settlement of the underlying Deposit Instruments and/or cash and, except as discussed below with respect to Portfolio Investments traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund.  Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of ETS of a Fund.24

Each Fund generally recoups the settlement costs charged by NSCC or DTC by imposing a Transaction Fee on investors purchasing and redeeming Creation Units.  For this reason, investors purchasing or redeeming through the DTC Process will generally pay a higher Transaction Fee than will investors doing so through the ETS Clearing Process.

E.	Pricing of ETS

The secondary market price of ETS trading on an Exchange will be based on a current bid/offer market.  The secondary market price of ETS of any Fund, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the Portfolio Investments held by such Fund.  ETS will be available for purchase or sale on an intraday basis on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such ETS.

Applicants believe that the existence of a continuous trading market on an Exchange for ETS, together with the publication by the Exchange or another independent third party of the current Indicative Intra-Day Value (“IIV”) of each Fund, will be features of the Trust particularly attractive to certain types of investors.  Applicants intend to emphasize these features in the marketing of ETS.
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24
Applicants note that ETS of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (T+3) basis. Where this occurs, Applicants believe that ETS of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Investments through each  ETS’ T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that ETS of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such ETS may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

F.	Redemption

Shareholders of ETS may sell their ETS in the secondary market, but must accumulate enough ETS to constitute a Creation Unit in order to redeem through the Distributor, which will act as the Trust’s agent for redemption.  Redemption orders must be placed by, or through, an Authorized Participant. Creation Units of each Fund will be redeemable at their NAV next determined after receipt of a request for redemption in good order.

Except with respect to certain Foreign Funds (as discussed below), consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except at the following times: (1) any period during which the NYSE is closed other than customary weekend and holiday closings; (2) any period during which trading on the NYSE is suspended or restricted; (3) any period during which an emergency exists as a result of which disposal of the Portfolio Investments is not practicable or it is not reasonably practicable fairly to determine the value of the Portfolio Investments; or (4) in such other circumstances as permitted by the Commission.

Except as permitted pursuant to any relief under the Order from Section 22(e), the Trust will transfer the Redemption Basket to the redeeming Authorized Participant, on its own behalf or on behalf of Beneficial Owners, no later than the third Business Day next following the date on which request for redemption is made.

All requests for redemption must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of ETS of the relevant Fund, which delivery must be made to the Trust through the ETS Clearing Process or DTC Process, according to the procedures set forth in the Participant Agreement.  If a request for redemption is rejected by the Trust, the Trust will so notify the redeemer, which may re-submit the request in good order.

G.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

H.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units are anticipated to be imposed by any Fund. As indicated above, each Fund may impose a Transaction Fee on those investors purchasing and redeeming Creation Units of its ETS.  Investors purchasing and selling ETS in the secondary market may incur customary brokerage commissions.  It is anticipated that the Trustees will adopt a “12b-1 Plan” for each Fund in accordance with Rule 12b-1 under the 1940 Act.  The fees payable under the 12b-1 Plan may differ by Fund.  The Trust does not presently intend to charge fees under the 12b-1 Plan.

I.	Shareholder Reports

The Trust will furnish to DTC Participants for distribution to Beneficial Owners (a) the required notifications with respect to each distribution and (b) an annual notification as to the tax status of such Fund’s distributions.  The Trust will also distribute its semi-annual report and its annual report containing audited financial statements to Beneficial Owners through DTC and DTC Participants.

J.	Sales and Marketing Materials

In all marketing materials where the features or method of obtaining, buying or selling Creation Units are described, or where there is reference to redeemability, there will be a prominent statement or statements to the effect that (i) individual ETS trading on an Exchange are not individually redeemable and that owners of ETS may acquire and tender such ETS for redemption to the Trust in Creation Units only and (ii) the purchase price and sale price of individual ETS trading on an Exchange may be below, at, or above the most recently calculated NAV for such ETS.  Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund.  Instead, each Fund will be marketed as an “ETF,” an “investment company,” a “fund,” or a “trust.”  The same approach will be followed in connection with shareholder reports and other investor education materials issued or circulated in connection with the ETS.

K.	Availability of Information Regarding Funds, Underlying Indexes and ETS

1.	General

The daily NAV for each Fund will be calculated and disseminated publicly each Business Day.

a.           Information Provided to Authorized Participants

All Authorized Participants may access the following information. Those Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file (“PCF”) from a third-party data vendor.

At the end of each Business Day, the Trust will prepare the next day’s Deposit Basket and the Redemption Basket for the Funds and send this information to the transfer agent, Custodian or index receipt agent, as applicable. The same evening, that party will add to this the Cash Amount effective as of the close of business on that Business Day and create a PCF for each Fund, which it will transmit to NSCC before the start of the next Business Day. The information in the PCF will include information on the cash and Money Market Instruments in the Fund’s portfolio and be available to all NSCC members.  Except as discussed below, the PCF will provide information sufficient to calculate the IIV for the Funds during the next Business Day and disclose the full portfolio that will be the basis for the next day’s NAV calculation.

The NSCC’s system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and Money Market Instruments. As a result, it is not currently capable of processing information with respect to Short Positions and Financial Instruments. Therefore, for the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio holdings disclosure on the Website and has developed an “IIV File,” which it will use to disclose the Funds’ full portfolio holdings, including Short Positions and Financial Instruments, until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC’s PCF system can process such information.  Before the opening of business on each Business Day (i) the Trust, Adviser or index receipt agent, on the Trust’s behalf, will make the IIV File available by email upon request; and (ii) the Adviser will disclose on the Website the identities and quantities of Portfolio Investments of each Long/Short Fund or 130/30 Fund that will form the basis for the Funds’ calculation of NAV at the end of the Business Day.

The portfolio holdings disclosure on the Website and the IIV File each will contain information sufficient by itself for market participants to calculate a Fund’s IIV during the next Business Day and effectively arbitrage the Fund. For example, the following information will be provided in the IIV File for a Fund holding equity securities and Short Positions and/or Financial Instruments: (A) the total value of the equity securities and Short Positions held by such Fund, (B) the total value of swaps held by such Fund based on the units and closing price of the swaps (together with an indication of any index on which such swap is based and whether the Fund’s position is long or short), (C) the total value of any futures contracts (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (D) the number of futures contracts held by the Fund (together with an indication of the index on which such contract is based, whether the Fund’s position is long or short and the contract’s expiration date), (E) the Fund’s total assets and total shares outstanding, and (F) a “net other assets” figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund’s Financial Instruments through the end of the Business Day immediately preceding the publication of the IIV File. The IIV File for a Fund holding collars, caps or other Financial Instruments would contain analogous information for such instruments. Information regarding cash and Money Market Instrument positions will also be disclosed in the IIV File for such Fund.  For Funds accepting all-cash payments for purchase orders and making all-cash payments for redemption orders, the IIV File will permit NSCC participants to calculate the IIV of such Funds as well as the amount of cash required to create a Creation Unit and to be received upon redemption of a Creation Unit on that Business Day.

b.           Information Provided to Authorized Participants and the General Public

In addition, the Trust, Adviser or index receipt agent, on the Trust’s behalf, will make publicly available the full portfolio holdings of each Long/Short Fund and 130/30 Fund on the Website.  This Website disclosure will be made and updated daily and will include, as applicable, the names and number of shares held of each security in a Fund’s portfolio, whether a long position or a Short Position, including the security identifier (e.g., CUSIP or ticker symbol).  Similar information on Financial Instruments, including the aggregate notional value, Money Market Instruments and cash in each Fund’s portfolio will also be provided.25  The portfolio holdings information made available on the Website on each Business Day will form the basis for the relevant Fund’s NAV calculation as of 4:00 pm E.T. on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day.
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25
The information on the public Website will be the same as that disclosed to Authorized Participants in the IIV File, except that (i) the information provided on the Website will be formatted to be reader-friendly and (ii) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the IIV File will be calculated and displayed on a per Creation Unit basis.  Both the IIV File and the Website, as well as the PCF, will reflect dividends paid and accruals for expenses incurred, as well as the next Business Day’s estimated dividend and expense accrual information. While Applicants intend to make the Website disclosure reader-friendly, the PCF and IIV File will be formatted so as to be compatible with the systems that the Primary Listing Exchange and Authorized Participants use to retrieve and process such data.

Authorized Participants and the general public, however, will have access to even more information.  The Primary Listing Exchange or another third party will also calculate and publish the IIV and the current updated value of each Underlying Index, as described below.

2.	IIV

The IIV is designed to provide investors with a reference value that can be used in connection with other related market information.  With respect to Domestic or Foreign Funds, Applicants expect the Primary Listing Exchange to disseminate, every 15 seconds, during regular trading hours, through the facilities of the Consolidated Tape Association, the IIV for each Fund, on a per ETS basis.

The Primary Listing Exchange or another independent third party will calculate the IIV throughout the trading day by (i) calculating the current value of the Deposit Instruments and any Short Positions, (ii) calculating the estimated amount of cash and/or Money Market Instruments per Creation Unit held in the Funds’ portfolio (“Estimated  Cash”), (iii) calculating the current in-the-money or out-of-the-money value of the Financial Instruments held by the Fund, if any, (iv) adding (i) through (iii) to arrive at a value, and (v) dividing that value by the number of ETS in a Creation Unit to obtain the IIV.

Neither the Primary Listing Exchange nor any other independent third party provider will guarantee the accuracy or completeness of the IIV.  In addition, neither the Trust nor the Adviser will be responsible for the calculation or dissemination of the IIV.  They will, therefore, make no warranty as to its accuracy or its usefulness to traders of ETS.

Applicants note with respect to Foreign Funds that the international markets where their Deposit Instruments trade may close prior to the Order Cut-Off Time for the Funds; therefore, the value of Foreign Funds’ Deposit Instruments will continue to be updated only for foreign exchange currency rates through the remainder of the Foreign Funds’ trading day at the prescribed 15-second intervals.  Applicants also note that, for the Fixed Income Funds, a third party will likely calculate the IIV and a major market data vendor will disseminate the IIV as, to date, Exchanges have not generally provided such services with respect to Fixed Income Funds.

3.	Underlying Index Value

Applicants understand that the value of each Underlying Index, other than a Fixed Income Index, will be updated intra-day on a real time basis as its individual Component Securities change in price.  These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the trading day by the Primary Listing Exchange or a third party organization authorized by the relevant Index Provider.  The Fixed Income Indexes are calculated and published once a day, rather than every 15 seconds during the day.

4.	Additional Information and Data

The Website will include the prospectus (“Prospectus”), the Statement of Additional Information (“SAI”), and quantitative information for all Funds, updated on a daily basis, including the market closing price or the midpoint of the bid/ask spread at the time of calculation of the relevant Fund’s NAV (“Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.  Also, Applicants expect the Primary Listing Exchange to disseminate a variety of data with respect to ETS on a daily basis by means of CTA and CQ High Speed Lines, including the NAV and the number of ETS outstanding as of the previous day’s close.  In addition, the previous day’s closing price of the securities in each Deposit Basket and Short Positions will be readily available from, as applicable, the relevant Exchange, automated quotation systems, publications, on-line information services such as Quotron, Bloomberg or Reuters or other public sources.  Similarly, the previous day’s closing price and volume of ETS will be published daily in the financial sections of many newspapers.  In addition, secondary market prices and volume of ETS will be available on a real time basis throughout the trading day.

Applicants expect, given the history of the Prior ETFs, that ETS will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, or sell ETS. Exchange listing of ETS should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

L.	Procedure by Which ETS Will Reach Investors

1.	Categories of Interested Investors

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of one or more Funds, including institutional investors, arbitrageurs, traders and other market participants.  First, institutional investors, including traders, may wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence.  Second, arbitrageurs, who stand ready to take advantage of any slight premium or discount in the market price of a Fund’s ETS on the Exchange measured against the Fund’s NAV, may seek to transact in Creation Units. Applicants do not expect that arbitrageurs will hold positions in ETS for any length of time unless the positions are appropriately hedged.  Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market in ETS, as well as keep the market price of ETS close to their NAV.  Third, Market Makers, acting in the role of providing a fair and orderly secondary market for the ETS, may from time to time find it appropriate to purchase or redeem Creation Units of ETS in connection with its market-making activities.  In the above examples, those who purchase ETS in Creation Units may hold those ETS or may at a later time sell such ETS into the secondary market.

Applicants believe that there is also a significant segment of institutional and retail investors interested in buying and selling market basket index securities on an intra-day, short-term or long-term basis.  Applicants therefore expect that secondary market purchasers of ETS will include both institutional and retail investors for whom ETS provide a useful, retail-priced, exchange-traded mechanism that provides risk limited to the amount invested.  Market participants of all types, including institutional and retail investors, financial advisers and portfolio managers, have expressed interest in the availability of a product that would help them manage their exposure to market and factor risk on a low-cost basis and with the risk of loss limited to the amount of their initial investment.

As discussed above, certain Funds may invest up to 20% of total assets in Financial Instruments.  Applicants believe that the use of such Financial Instruments will neither alter the arbitrage opportunities nor inhibit arbitrage activity.  The Adviser expects that the arbitrageurs and other institutional investors will take advantage of premiums or discounts in the market price of ETS as described above, just as such entities now do in connection with the shares of the Prior ETFs.  The Adviser believes that the PCF and/or the IIV File will continue to provide all of the data necessary to facilitate trading and/or investment by such institutional investors.

Shares of ETFs trade via unlisted trading privileges (“UTP”) on the NYSE and various regional exchanges. Thus, in addition to the Market Makers on the Primary Listing Exchange, as applicable, persons seeking liquidity for transactions in ETF shares have numerous options. These participants, including electronic communications networks (“ECNs”), are expected to be active in the trading of ETS.

Furthermore, the liquidity of ETFs, unlike traditional equity securities, is not derived solely from market participants and their willingness to transact in a particular ETF, but also from the liquidity in the Portfolio Investments held by such ETF.  Therefore, as long as Authorized Participants are able to deliver or receive the securities and/or cash in exchange for Creation Units, there will be liquidity in the ETS as a result of the arbitrage opportunities discussed above.  No Market Maker will be an affiliated person, within the meaning of Section 2(a)(3) of the 1940 Act, of a Fund, promoter, or principal underwriter of a Fund, or an affiliated person of such persons, except under Sections 2(a)(3)(A) or 2(a)(3)(C) of the 1940 Act due to ownership of ETS.

2.	The Prospectus

The primary disclosure document for the ETS will be the Prospectus.  As with all investment company securities, the purchase of ETS in Creation Units will be accompanied or preceded by a Prospectus.  In addition, selling brokers will be responsible for ensuring that a Prospectus accompanies each secondary market sale of the ETS.

All marketing materials that (1) describe the features or method of obtaining, buying or selling Creation Units, (2) describe ETS traded on the Exchange, or (3) refer to redeemability, will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of ETS may acquire those ETS from the Fund, or tender such ETS for redemption to the Fund, in Creation Units only.  The same approach will be followed in connection with shareholder reports and investor educational materials issued or circulated in connection with the ETS.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor.  It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of ETS.  The Funds will provide copies of their shareholder reports to DTC Participants for distribution to Beneficial Owners.

IV. IN SUPPORT OF THE APPLICATION

Applicants seek an order from the Commission (1) permitting the Trust as an open-end investment company to issue ETS that are redeemable in Creation Units only (exemption from Sections 2(a)(32) and 5(a)(1)); (2) permitting secondary market transactions in ETS at negotiated prices, rather than at the current offering price described in the Prospectus (exemptions from Section 22(d) and Rule 22c-1); (3) permitting certain Foreign Funds to pay redemption proceeds more than seven calendar days after ETS are tendered for redemption (exemption from 22(e)); (4) permitting certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the “in-kind” purchase and redemption of Creation Units (exemption from Sections 17(a)(1) and 17(a)(2)); (5) Acquiring Funds to acquire ETS beyond the limits of Section 12(d)(1)(A) of the 1940 Act; (6) certain Funds and/or any Broker or Distributor to sell ETS to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act; and (7) permitting a Fund affiliated with an Acquiring Fund to sell its ETS to, and redeem its ETS from, the Acquiring Fund and to engage in the accompanying in-kind transactions (exemption from Sections 17(a)(1) and 17(a)(2)); all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act or of any rule or regulation under the 1940 Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that ETS will afford the following significant benefits in the public interest: increased investment opportunities, which should encourage diversified investment; in the case of individual ETS of each Fund, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only their once-daily NAV price; a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; a security that should be freely available in response to market demand; competition for comparable products available in the U.S. market; increased capital in the U.S. equity market; enhanced liquidity; efficiency of trading in basket instruments based on the Underlying Indexes; and, in the case of certain Funds, a more tax-efficient investment vehicle than most traditional mutual funds or closed-end funds.  As such, Applicants believe the ETS of the Trust are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the 1940 Act].

The “in-kind” transfer of securities for both the sale and redemption of Creation Units of each Fund will be made on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units will be sold and redeemed by the Trust at their next-calculated NAV.  The Deposit Basket for one or more Creation Units will be based on a standard applicable to all purchasers and valued in the same manner in all cases.  Similarly, in-kind redemptions of Creation Units will apply equally to all in-kind redemptions of Creation Units.  Such transactions therefore do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received in connection with the purchase and sale of Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the 1940 Act’s policies and those of the Trust and the Funds; and are consistent with the general purposes of the 1940 Act.

Applicants also request relief under Section 12(d)(l)(J) of the 1940 Act to exempt certain transactions involving the Trust from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. Applicants request the exemption to permit Acquiring Funds to acquire shares of a Fund beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B).  Acquiring Funds exclude registered investment companies that are part of the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Funds.

In addition, Applicants request an order that would permit the Funds, the Distributor and any Broker registered under the Exchange Act to knowingly sell ETS of a Fund to an Acquiring Fund in excess of the limits prescribed by subparagraphs (i) and (ii) of Section 12(d)(1)(B).

Applicants request that 12(d)(1) Relief apply to: (i) Funds that are advised by the Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Trust; (ii) each Acquiring Fund that enters into a participation agreement with the Fund (“Participation Agreement”), as described below, to purchase shares of the Fund; and (iii) the Distributor and any Broker that knowingly sells ETS of a Fund to an Acquiring Fund in excess of the applicable limits prescribed by Section 12(d)(1)(B).

Each Acquiring Fund would enter into a Participation Agreement, which would comply with the conditions of the Order.  Each Acquiring Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (the “Acquiring Fund Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each an “Acquiring Fund Sub-adviser”).  Any Acquiring Fund Adviser or Acquiring Fund Sub-adviser will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor (“Sponsor”).

Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that Acquiring Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and 12(d)(1)(B), and that the requested exemption is consistent with the public interest and the protection of investors.  The proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a progressive way as the concept of investment companies investing in other investment companies evolves over time.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.  The exemptions and Order requested are also substantially similar to those granted to the Prior ETFs.

V. REQUEST FOR RELIEF

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.  The term “redeemable security” is defined in Section 2(a)(32) of the 1940 Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the ETS could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer.  ETS are securities under the terms of which an owner may receive his proportionate share of the issuing Funds’ current net assets.  The unusual aspect of ETS is that holders of such shares are entitled to redeem them only when they are tendered in a Creation Unit. Because the redeemable Creation Unit can be unbundled into individual ETS that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met.  In light of this possible analysis, Applicants request an order to permit the Trust to register as an open-end management investment company and issue individual ETS of Funds that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable from the Trust in accordance with the provisions of the 1940 Act.  Each investor is entitled to purchase or redeem Creation Units rather than trade individual ETS of a Fund in the secondary market, and tender the resulting Creation Unit for redemption.  In certain cases, however, the brokerage costs incurred to obtain the necessary number of individual ETS for accumulation into a Creation Unit may outweigh the benefits of redemption.  Moreover, listing on an Exchange will afford all holders of ETS the benefit of intra-day liquidity.  Because the market price of ETS will be disciplined by arbitrage opportunities, investors should be able to buy or sell ETS in the secondary market during the course of a Business Day at prices that do not vary substantially from the most recently calculated IIV.  For the same reason, investors should further be able to buy or sell ETS in the secondary market at or close to 4:00 p.m. E.T. on a Business Day at prices that do not vary substantially from the NAV for that Business Day.

Permitting Funds to be redeemed in Creation Units only does not appear to thwart the purposes of Sections 2(a)(32) and 5(a)(1) or any other provision of the 1940 Act.  As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940.  Applicants believe that ETS may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect.  Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual ETS, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Accordingly, Applicants hereby request that this exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the 1940 Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus.

Rule 22c-1 provides that:
no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

ETS of each Fund will be listed on an Exchange and will trade both on and away from the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order.26  The purchase and sale of the ETS in the secondary market, therefore, will neither be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor made in cash at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing for the ETS of each Fund.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of investment company shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.27  Applicants believe that none of these purposes will be thwarted by permitting ETS to trade in the secondary market at negotiated prices.

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in ETS.  Secondary market transactions in ETS would not cause dilution for owners of such shares, because such transactions do not directly involve Trust assets. Similarly, secondary market trading in ETS should not create unjust discrimination or preferential treatment among buyers.  To the extent different prices exist for ETS during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

As to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly.  Anyone may sell or acquire ETS either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit of such ETS; therefore, no dealer should have an advantage over any other dealer in the sale of ETS.  Indeed, Applicants believe that the presence of a Market Maker will enhance liquidity.  The Market Makers will actively compete as liquidity providers to provide a vibrant market in ETS on relevant Exchanges.  In addition, secondary market transactions in ETS should generally occur at prices roughly equivalent to their NAV.  If the prices for ETS of a particular Fund fall below the NAV of such Fund, an investor needs only to accumulate enough of such ETS to constitute a Creation Unit in order to redeem such ETS at NAV.  Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for ETS in the secondary market remains narrow.
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26	Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in ETS through the facilities of such Exchange.

27	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

Applicants believe that the nature of the markets in the securities comprising each Underlying Index will be the primary determinant of any premiums or discounts between the ETS market price and NAV.  Prices in the secondary market for ETS would, of course, fluctuate based upon the market’s assessments of price changes in the portfolio investments held by a Fund.  An investor executing a trade in ETS would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the NAV next computed by the Trust.  Indeed, such an investor might not wish to wait for the computation of such NAV before selling or purchasing.  Applicants believe that this ability to execute a transaction in ETS at an intra-day trading price has become, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.  As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in ETS in reliance on the efficiency of the market.  Since the portfolio of each Fund will be managed passively to attempt to achieve its investment objective relative to its respective Underlying Index, such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading ETS, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the 1940 Act.  Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Section 22(e)

Applicants seek the Order under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act.  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)
for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds.  Applicants believe that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds.  Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Instruments require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Investments of each such Foreign Fund customarily clear and settle, but in no event longer than 14 calendar days.  For Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).  A Fund’s Prospectus, and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.  Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven calendar days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e).  The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Investments of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the ETS in the secondary market with benefits to all holders thereof.  As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Investments (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Accordingly, Applicants hereby respectfully request that an exemption be granted under Section 6(c) in respect of Section 22(e).

D.           Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.” Section 17(a)(1) of the 1940 Act, in general, makes it unlawful for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person . . . acting as principal, [k]nowingly to sell any security or other property to such registered investment company or to any company controlled by such registered company [with certain exceptions not here relevant]

Section 17(a)(2) of the 1940 Act makes it unlawful

for any affiliated person . . . [of] a registered investment company . . . or any affiliated person of such a person, . . . acting as principal, [k]nowingly to purchase from such registered investment company, or from any company controlled by such registered company, any security or other property [with one exception not here relevant]

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the fund’s outstanding voting securities and, pursuant to Section 2(a)(3)(C), includes any person directly or indirectly controlling, controlled by, or under common control with the fund. Section 2(a)(9) of the 1940 Act provides that a control relationship will be presumed where a person owns more than 25% of a company’s voting securities.  Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well.28
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28
See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

One or more holders of Creation Units of a Fund could own 5% or more of a Fund, or in excess of 25% of the Fund, and would therefore be deemed to be an affiliate of such Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act.  Also, the Market Maker for ETS of any relevant Fund might accumulate, from time to time, 5% or more, or in excess of 25%, of ETS of a Fund. Such persons would therefore be deemed to be affiliates of the Trust or such Funds under Section 2(a)(3) of the 1940 Act. For so long as such holders of Funds were deemed to be affiliates, Section 17(a)(1) could be read to prohibit such person from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an “in-kind” purchase); likewise, Section 17(a)(2) could be read to prohibit such persons from receiving an “in-kind” redemption from such Fund.  Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons) solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding ETS of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or, (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting these affiliated persons from making “in-kind” purchases or “in-kind” redemptions of ETS in Creation Units.  Except for permitted cash-in-lieu amounts, the Deposit Instruments and Redemption Instruments will be the same for all purchasers and redeemers regardless of their identity.  Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  All Creation Units will be issued and redeemed in the same manner.  There will be no discrimination among purchasers and redeemers.  In all cases, the Deposit Instruments and Redemption Instruments, whether deposited into, or redeemed from, any Fund, will be valued in the same manner and according to the same standards, as Portfolio Investments held by the relevant Fund for purposes of calculating NAV. Applicants submit that, by using the same standards for valuing Portfolio Investments as are used for calculating the value of Deposit Instruments and Redemption Instruments, the Fund will ensure that its NAV will not be adversely affected by such transactions.  Also, the valuation of Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore help the Fund to achieve its objectives.  Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the 1940 Act.  Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E.	Exemption from the Provisions of Section 12(d)(1) and 17(a) of the 1940 Act

1.	Section 12(d)(1)(A) and (B) and the Need for Relief for Acquiring Funds Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.29

Applicants submit that the proposed conditions to the Section 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into a Participation Agreement with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.30

2.	Concerns Underlying Section 12(d)(1)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.31  In enacting Section
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29	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

30	Id.

31	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.32  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.33

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).34  The Commission identified these abuses in its 1966 Report to Congress, entitled Public Policy Implications of Investment Company Growth (the “PPI Report”).35  These abuses included: (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

Applicants submit that the control concerns underlying original Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.  As described further below, Applicants do not believe that the abuses identified above and in the PPI Report are present in the proposed transactions in light of Applicants’ proposed conditions.

a.           Threat of Large-Scale Redemptions

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Condition 5 limits the ability of an Acquiring Fund’s Advisory Group or Sub-adviser Group (as defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, the “Acquiring Fund’s Advisory Group” is defined as the Acquiring Fund Adviser, a Sponsor, any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by an Acquiring Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor.  For purposes of this Application, a “Sub-adviser Group” is defined as any Acquiring Fund Sub-adviser, any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser.
____________
32	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

33	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

34	See H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

35	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R, Rep. No. 2337, 89th Cong., 2d Sess., 3111-324 (1966).

Condition 6 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Funds or an a Fund Affiliate.  An “Acquiring Fund Affiliate” is defined as an Acquiring Fund Adviser, Acquiring Fund Sub-adviser, Sponsor, promoter, or principal underwriter of an Acquiring Fund and any person controlling, controlled by, or under common control with any of those entities.  A “Fund Affiliate” is defined as any investment adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Conditions 6-8 and 10-12 are specifically designed to address the potential for an Acquiring Fund and certain affiliates of an Acquiring Fund to exercise undue influence over a Fund and certain of its affiliates.  For purposes of condition 11 of this Application, an  “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee, or Sponsor of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, employee or Sponsor is an affiliated person (except that any person whose relationship to a Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate).  Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

b.           Layering of Fees And Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure.  The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund; (ii) fund holding companies subject their investors to two layers of advisory fees; and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.36

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the proposed arrangement.37

Under condition 14, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring
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36	PPI Report at 318-320.

37	However, Acquiring Funds may pay customary brokerage commissions on transactions in ETS, just as they would on purchases of individual securities in the secondary market.

Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Acquiring Management Company.

Also, in addition to condition 14 discussed above, conditions 9 and 15 of the Order are designed to prevent unnecessary duplication or layering of sales loads and other costs. Except as provided in condition 9, an Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust, or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor from the Fund, in connection with the investment by the Acquiring Management Company or Acquiring Trust in the Fund. Condition 15 prevents any sales loads or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.38

c.           Complex Structures

Applicants submit that condition 16 addresses concerns over meaninglessly complex arrangements. Under condition 16, no Fund may acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes.  Applicants also note that a Fund may choose to reject a direct purchase by an Acquiring Fund.  To the extent that an Acquiring Fund purchases ETS of a Fund in the secondary market, the Fund would still retain its ability to reject purchases of its ETS made in reliance on this order by declining to enter into the Participation Agreement prior to any investment by an Acquiring Fund in excess of the limits of Section 12(d)(1)(A).

3.	Conditions and Disclosure

To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from Section 12(d)(1), any Acquiring Fund that intends to invest in a Fund in reliance on the Order will be required to enter into a Participation Agreement between the Fund and the Acquiring Fund.  The Participation Agreement will require the Acquiring Fund to adhere to the terms and conditions of the Order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief.  The Participation Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.

4.	Exemption from the Provisions of Sections 17(a) of the 1940 Act to Permit Certain Transactions between Funds and Acquiring Funds

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person or affiliated person of an affiliated person of an Acquiring Fund, to sell ETS to, and purchase ETS from, the Acquiring Fund and to engage in the accompanying in-kind transactions.39
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38	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

39
Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of ETS or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its ETS to an Acquiring Fund may be prohibited by Section 17(e)(l) of the Act. The Participation Agreement also will include this acknowledgment.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person.  An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such a case, and in other situations, the Fund could become an affiliated person, or an affiliated person of an affiliated person, of the Acquiring Fund, and direct sales and redemptions of its ETS with Acquiring Fund could be prohibited.  Applicants understand that there may be Acquiring Funds that are not part of the same group of investment companies as the Funds, but are subadvised by Adviser.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed to be an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because Adviser provides investment advisory services to that Acquiring Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and

(3)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants expect that most Acquiring Funds will purchase ETS in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of ETS directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.40  Further, absent the unusual circumstances discussed previously in the Application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redeemers, respectively, and will correspond pro rata  to the Fund’s Portfolio Investments, except as described above.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund.  The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.  Indeed, the Participation Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from the Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act.  Applicants also believe that the requested exemptions are appropriate in the public interest. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

ETF Relief

1.           As long as the Funds operate in reliance on the Order, the ETS will be listed on an Exchange.
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40
To the extent that purchases and sales of ETS occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of ETS in Creation Units by a Fund to an Acquiring Fund and redemptions of those ETS. The requested relief also is intended to cover the in-kind transactions that may accompany such sales and redemptions.

2.           Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETS are not individually redeemable and that owners of ETS may acquire those ETS from a Fund and tender those ETS for redemption to a Fund in Creation Units only.

3.           The website maintained for the Funds, which will be publicly accessible at no charge, will contain on a per ETS basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.           The requested relief to permit ETF operations will expire on the effective date of any Commission Rule under the 1940 Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

5.           The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Sub-adviser Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Fund’s Advisory Group or Sub-adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares.  This condition does not apply to the Sub-adviser Group with respect to a Fund for which the Acquiring Fund Sub-adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

6.           No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7.           The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.           Once an investment by an Acquiring Fund in the ETS of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by a Fund to the Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

9.           An Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser or trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor by the Fund, in connection with the investment by the Acquiring Management Company or Acquiring Trust in the Fund.  Any Acquiring Fund Sub-adviser will waive fees otherwise payable to the Acquiring Fund Sub-adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-adviser, or an affiliated person of the Acquiring Fund Sub-adviser, other than any advisory fees paid to the Acquiring Fund Sub-adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser.  In the event that the Acquiring Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.           No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11.           The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting once an investment by the Acquiring Fund in the ETS of the Fund exceeds the limit of Section 12(d)(l)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund.  The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

12.           Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the ETS of the Fund exceeds the limits of Section 12(d)(l)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

13.           Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), the Acquiring Fund and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or the trustee and Sponsor of an Acquiring Trust, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in ETS of a Fund in excess of the limit in Section 12(d)(l)(A)(i), an Acquiring Fund will notify the Fund of the investment.  At such time, the Acquiring Fund will also transmit to the Fund a list of names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

14.           Before approving any advisory contract under section 15 of the 1940 Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

15.           Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

16.           No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management  purposes.

VII. NAME AND ADDRESS

All correspondence concerning this Application should be directed to the persons listed on the facing page of this Application.  The following are the names and address of the Applicants.

Factor Advisors, LLC
FactorShares Trust
One Penn Plaza
36th floor
New York, NY 10019

Quasar Distributors, LLC
615 East Michigan Street, 4th Floor
Milwaukee, Wisconsin 53202

Date:           June 25, 2012

FactorShares Trust

/s/ Stuart J. Rosenthal
Stuart J. Rosenthal
President

Factor Advisors, LLC

/s/ Stuart J. Rosenthal
Stuart J. Rosenthal
Managing Director

Quasar Distributors, LLC

/s/ James R. Schoenike
James R. Schoenike
President

EXHIBIT A

Authorization and Verification

Pursuant to rule 0-2(c) under the 1940 Act, each Applicant hereby states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so.  Stuart J. Rosenthal is the President of the Trust and Managing Director of the Adviser.  Mr. Rosenthal is authorized to file this Application on behalf of the Trust pursuant to the following resolutions adopted by Board of Trustees of the Trust:

RESOLVED, that it be, and it hereby is, approved for the Trust to file an application for an order of the SEC, under Section 6(c) of the 1940 Act, for an exemption:

(1)           From Sections 2(a)(32), 5(a)(1), 22(d) and, 22(e) of the 1940 Act and Rule 22c-1 thereunder;

(2)           Under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act; and

(3)           Under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit:

(a) each of the Trust’s Series (collectively referred to as “Funds”) to issue their shares (“Shares”) that are generally redeemable in large aggregation only;

(b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, such as the New York Stock Exchange, and a national securities association on or through which the Shares of the Funds may trade, such as The Nasdaq Stock Market, Inc.;

(c) relief from the seven calendar day redemption requirement for certain Funds under specified limited circumstances;

(d) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of aggregations of shares of such Funds;

(e) management investment companies and unit investment trusts that are not advised by Factor Advisors, LLC (“Factor Advisors”) or an entity controlling, controlled by or under common control with Factor Advisors, and not part of the same “group of investment companies” as the Funds (such management companies and unit investment trusts are collectively referred to herein as the “Acquiring Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A); and

(f) each Fund and/or a broker to sell Shares of the Funds to an Acquiring Fund beyond the limits of Section 12(d)(1)(B); and

(g) such other relief as the officers of the Trust, in consultation with Trust counsel, deem necessary, desirable or appropriate; and it is

FURTHER RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and to file any and all amendments to the Application as may be necessary or appropriate; and it is

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

Mr. Rosenthal is authorized to file this Application on behalf of the Adviser pursuant to the following resolutions adopted by the Board of Managers of the Adviser:

RESOLVED, that Stuart J. Rosenthal (“SJR”), in his capacity as a Manager (as defined in the LLC Agreement) of the Company, be, and he hereby is, authorized and directed to prepare, execute, deliver and/or file on behalf of the Company an exemptive application (the “Application”) with the U.S. Securities and Exchange Commission for relief from certain provisions of the Investment Company Act of 1940, as amended, in such form as SJR deems necessary, advisable or appropriate to permit the Company to operate certain exchange-traded funds; and further

RESOLVED, that SJR and any other Manager or proper officer of the Company is hereby authorized to prepare, execute, deliver and/or file from time to time any and all amendments to the Application as SJR or such other Manager or proper officer deems necessary, advisable or appropriate in his sole discretion; and further

RESOLVED, that SJR and any other Manager or proper officer of the Company be, and hereby is, authorized and directed, in the name and on behalf of the Company, to make all such arrangements, to do and perform all such acts and things, to pay all such fees and expenses and to execute and deliver all such certificates, agreements, forms, instruments and documents as SJR or such other Manager or proper officer deems necessary, appropriate or advisable in his or any of their sole discretion in order fully to effectuate the purpose of each and all of the foregoing resolutions.

Verification

The undersigned states that (i) he has duly executed the attached Application, dated June 25, 2012 for and on behalf of FactorShares Trust; (ii) that he is President of the Trust; and (iii) all action by shareholders, trustees, and other persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

FactorShares Trust

By:	/s/ Stuart J. Rosenthal
Stuart J. Rosenthal
President

Verification

The undersigned states that (i) he has duly executed the attached Application, dated June 25, 2012 for and on behalf of Factor Advisors LLC (the “Adviser”); (ii) that he is Managing Director of the Adviser; and (iii) all action by stockholders, directors, members and other persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Factor Advisors LLC

By:	/s/ Stuart J. Rosenthal
Stuart J. Rosenthal
Managing Director

Verification

The undersigned states that he has duly executed the attached Application dated June 25, 2012 for and on behalf of Quasar Distributors, LLC; that he is the President of such company; and that all actions necessary to authorize deponent to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ James R. Schoenike
Name:	James R. Schoenike
Title:	President